

March 23, 2018

Mail Stop 4561

Patrick Soon-Shiong
Chief Executive Officer
NantHealth, Inc.
9920 Jefferson Blvd
Culver City, CA 90232

      Re: NantHealth, Inc.
              Registration Statement on Form S-3
              Filed March 16, 2018
              File No. 333-223744

Dear Mr. Soon-Shiong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                  Sincerely,

                                  /s/ Edwin Kim

                                  Edwin Kim
                                  Attorney-Advisor
                                  Office of Information
                                  Technologies and Services

cc: Dan Horwood, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.